                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           Schedule 13D (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13(d)-1(a)

                                  DSL.NET, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0005 PER SHARE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   262506 10 8
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

      Harry F. Hopper, III                                   C. Mark Kelly
      Columbia Capital LLC                                 Alston & Bird LLP
201 North Union Street, Suite 300                        Bank of America Plaza
      Alexandria, VA 22314                               101 South Tryon Street
         (703) 519-7981                                 Charlotte NC 28280-4000
                                                             (704) 444-1000


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 28, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA CAPITAL EQUITY PARTNERS III (QP), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7        SOLE VOTING POWER (See Items 5 & 6)

                          3,793,546.65 (1)(2)
                 ---------------------------------------------------------------
    NUMBER OF    8        SHARED VOTING (see Items 5 & 6)
   POWER SHARES           14,677,500 (held collectively by all Reporting
   BENEFICIALLY              Persons) (1)(2)(3)
    OWNED BY              77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9        SOLE DISPOSITIVE POWER
     PERSON               7,753,800 (1)(2)
      WITH       ---------------------------------------------------------------
                 10       SHARED DISPOSITIVE POWER (see Item 6)

                          0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,753,800(1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         496,099.50 (1)(4)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY             Persons) (1)(3)(4)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             1,014,000 (1)(4)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,014,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*  (See Items 5 & 6)                                  [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA CARDINAL PARTNERS, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         532,206.15 (1)(3)(5)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(3)(5)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             1,087,800 (1)(3)(5)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,087,800 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.65 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA BROADSLATE PARTNERS, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)
                         3,041,178 (1)(3)(6)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(3)(6)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             6,216,000 (1)(3)(6)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,216,000 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA CAPITAL EQUITY PARTNERS III (AI), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         209,594.70 (1)(2)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(2)(3)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             428,400 (1)(2)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         428,400  (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.66%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 6 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA CAPITAL EQUITY PARTNERS III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          4,003,141.35 (1)(7)(8)
   BENEFICIALLY          14,677,500 (held collectively by all Reporting
    OWNED BY               Persons) (3)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         8,182,200  (1)(7)(8)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,182,200 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 7 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA CAPITAL EQUITY PARTNERS, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          496,099.50 (1)(8)(9)
   BENEFICIALLY          14,677,500 (held collectively by all reporting
    OWNED BY               persons) (3)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         1,014,000  (1)(8)(9)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,014,000 (1)(8)(9)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA CAPITAL, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          532,206.15 (1)(8)(10)
   BENEFICIALLY          14,677,500 (held collectively by all reporting
    OWNED BY                persons) (3)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         1,087,800  (1)(8)(10)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,087,800  (1)(8)(10)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                  [x]*
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.65 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 9 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COLUMBIA CAPITAL III, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          7,044,319.35 (1)(8)(11)
   BENEFICIALLY          14,677,500 (held collectively by all reporting
    OWNED BY               persons) (3)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         14,398,200 (1)(8)(11)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,398,200 (1)(8)(11)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 10 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HARRY F. HOPPER, III
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          8,072,625.00  (8)(12)
   BENEFICIALLY          14,677,500 (held collectively by all reporting
    OWNED BY               persons) (3)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Items 5 & 6)

                         16,500,000 (8)(12)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,500,000 (8)(12)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.3
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 11 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         R. PHILIP HERGET, III
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          8,072,625.00  (8)(12)
   BENEFICIALLY          14,677,500 (held collectively by all reporting
    OWNED BY               persons) (3)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Items 5 & 6)

                         16,500,000 (8)(12)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,500,000 (8)(12)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.3
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 12 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JAMES B. FLEMING, JR.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          8,072,625.00  (8)(12)
   BENEFICIALLY          14,677,500 (held collectively by all reporting
    OWNED BY               persons) (3)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Items 5 & 6)

                         16,500,000 (8)(12)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,500,000 (8)(12)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.3
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 13 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         THE LAFAYETTE INVESTMENT FUND, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         3,669,375  (1)(13)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(3)(13)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             7,500,000 (1)(13)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,500,000 (1)(13)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 14 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         THE LAFAYETTE INVESTMENT PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          3,669,375 (1)(13)
   BENEFICIALLY          14,677,500 (held collectively by all Reporting
    OWNED BY               Persons) (1)(3)(13)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         7,500,000 (1)(13)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,500,000 (1)(13)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 15 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         LAFAYETTE PRIVATE EQUITIES, INC.
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          3,669,375  (1)(13)
   BENEFICIALLY          14,677,500 (held collectively by all Reporting
    OWNED BY               Persons) (1)(3)(13)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         7,500,000 (1)(13)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,500,000 (1)(13)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 16 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CHARLES RIVER PARTNERSHIP X, A LIMITED PARTNERSHIP.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         885,640.35 (1)(14)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(3)(14)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             1,810,200 (1)(14)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,810,200 (1)(14)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 17 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CHARLES RIVER PARTNERSHIP X-A, A LIMITED PARTNERSHIP.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         24,217.88 (1)(14)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(3)(14)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             49,500 (1)(14)
      WITH       ---------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         49,500 (1)(14)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 18 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CHARLES RIVER X GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          909,858.23 (1)(14)
   BENEFICIALLY          14,677,500 (held collectively by all Reporting
    OWNED BY               Persons) (1)(3)(14)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         1,859,700 (1)(14)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,859,700 (1)(14)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 19 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CHARLES RIVER FRIENDS X-B, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         58,416.45 (1)(15)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(3)(15)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             119,400 (1)(15)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         119,400 (1)(15)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 20 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CHARLES RIVER FRIENDS X-C, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         10,274.25 (1)(15)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(3)(15)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             21,000 (1)(15)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,000 (1)(15)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.03%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 21 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CHARLES RIVER FRIENDS, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          68,690.7 (1)(15)
   BENEFICIALLY          14,677,500 (held collectively by all Reporting
    OWNED BY               Persons) (1)(3)(15)
      EACH               77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         140,400 (1)(15)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         140,400 (1)(15)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 22 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         N.I.G. - BROADSLATE, LTD.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLAND
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         1,956,951.08 (1)(16)
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          14,677,500 (held collectively by all Reporting
   BENEFICIALLY            Persons) (1)(3)(16)
    OWNED BY             77,511,618 (held by the VantagePoint Entities)
      EACH       ---------------------------------------------------------------
    REPORTING    9       SOLE DISPOSITIVE POWER
      PERSON             3,999,999 (1)(16)
      WITH       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Item 6)

                         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,999,999 (1)(16)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 23 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         GEORGE NASRA
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         KUWAIT
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER (See Items 5 & 6)

                         0
                 ---------------------------------------------------------------
    NUMBER OF    8       SHARED VOTING (see Items 5 & 6)
   POWER SHARES          1,956,951.08  (1)(16)
   BENEFICIALLY          14,677,500 (held collectively by all reporting
    OWNED BY               persons) (3)
      EACH       77,511,618 (held by the VantagePoint Entities)
    REPORTING    ---------------------------------------------------------------
      PERSON     9       SOLE DISPOSITIVE POWER
      WITH               0
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER (see Items 5 & 6)

                         3,999,999 (1)(16)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,999,999 (1)(16)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* (See Items 5 & 6)                                   [x]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 24 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

(1) Includes (a) shares of Series Y Preferred Stock currently convertible into shares of Common Stock and (b) shares of Series Y Preferred Stock that may be purchased within the next 60 days that, if purchased, will be convertible into an aggregate of shares of Common Stock; provided however such Series Y Preferred Stock is not convertible until after the date on which the Issuer's certificate of incorporation is amended to increase the number of authorized shares of common stock to at least 250,000,000 shares. Pursuant to the provisions of the Issuer's Series Y Certificate of Designations and applicable voting rights requirements of the Marketplace Rules of The Nasdaq Stock Market ("Nasdaq"), the reporting person has the right to 978.5 votes for each 2,000 shares of Common Stock held on an as converted basis (as adjusted for stock splits, stock dividends, recapitalizations or the like). See Table 1 in Item 5 which sets forth the Series Y Shares that are currently convertible and the Series Y Shares that may be purchased within the next 60 days (and the Common Stock equivalents, on an as-converted basis, of such Series Y Shares.

(2) The Reporting Person is managed by its general partner, Columbia Capital Equity Partners III, L.P., whose general partner is Columbia Capital, LLC. Voting and disposition of such shares are controlled by such managing Reporting Persons. Voting power is not shared with any other person (other than its managers), except with respect to the matters described in Item 6 below.

(3) Includes those shares held by the Reporting Person. Shared voting power is limited to those matters described in Item 6 below. The above listed Reporting Person disclaims beneficial ownership of shares of Common Stock and Common Stock equivalents held by the other Reporting Persons and the VantagePoint Entities.

(4) Reporting Person is managed by Columbia Capital Equity Partners, LLC. Voting and disposition of such shares are controlled by such managing Reporting Persons. Voting power is not shared with any other person (other than its managers), except with respect to the matters described in Item 6 below.

(5) Reporting Person is managed by Columbia Capital, LLC. Voting and disposition of such shares are controlled by such managing Reporting Persons. Voting power is not shared with any other person (other than its managers), except with respect to the matters described in Item 6 below.

(6) Reporting Person is managed by Columbia Capital III, LLC. Voting and disposition of such shares are controlled by such managing Reporting Persons. Voting power is not shared with any other person (other than its managers), except with respect to the matters described in Item 6 below.

(7) Reporting Person is the general partner of each of Columbia Capital Equity Partners III (QP), L.P. and Columbia Capital Equity Partners III
         (AI), L.P., and as such, controls the voting and disposition with respect to shares held by such entities.

(8) Listed shares relate only to shares held by the entity(ies) managed by the Reporting Person.

(9) Reporting Person is the general partner of Columbia Capital Equity Partners II (QP), L.P., and as such, controls the voting and disposition with respect to shares held by such entity.

(10) Reporting Person is the manager of Columbia Cardinal Partners, LLC, and as such, controls the voting and disposition with respect to shares held by such entity.

(11) Reporting Person is the general partner of Columbia Capital Equity Partners III (QP), L.P. and Columbia Capital Equity Partners III (AI), L.P. and the manager of Columbia Broadslate Partners, LLC, and as such, controls the voting and disposition with respect to shares held by such entities.

(12) Reporting Person is a managing member of Columbia Capital III, LLC, Columbia Capital, LLC and Columbia Capital Equity Partners, LLC, one of which serves as the manager or general partner of each of the respective Columbia Purchasing Entities (as defined in Item 2 below) or its general partner or manager. Listed shares relate to all of the shares held beneficially by the Columbia Entities (as defined in Item 2 below).

(13) The Lafayette Investment Fund, L.P. is managed by Lafayette Investment Partners, L.P., its general partner, which is managed by Lafayette Private Equities, L.P. The listed shares relate to all of the shares held beneficially by the Lafayette entities. The affiliated managers of The Lafayette Investment Fund, L.P. control the voting and disposition with respect to such shares held.

(14) Reporting Person is managed by Charles River X GP, LLC, its general partner. The listed shares relate to all of the shares held beneficially by the Charles River Partnership X, A Limited Partnership or Charles River Partnership X-A, A Limited Partnership, respectively. Charles River X GP, LLC controls the voting and disposition with respect to such shares held.

(15) Reporting Person is managed by Charles River Friends, Inc., its manager. The listed shares relate to all of the shares held beneficially by the Charles River Friends X-B, LLC or Charles River Friends X-C, LLC, respectively. Charles River Friends controls the voting and disposition with respect to the shares held.

(16) George Nasra is the managing director of N.I.G. - Broadslate, Ltd. The listed shares relate to the shares held directly by N.I.G. - Broadslate, Ltd. Mr. Nasra controls the voting and disposition with respect to such shares.

                               Page 25 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Statement") relates to shares of Series Y Convertible Preferred Stock, par value $0.001 per share (the "Series Y Preferred Stock"), which are convertible into shares of common stock, par value $0.0005 per share (the "COMMON STOCK"), of DSL.net, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511.

Item 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f).

         This Statement is filed by (1) Columbia Capital Equity Partners III
(QP), L.P., a Delaware limited partnership ("CCIII (QP)"), (2) Columbia Capital Equity Partners II (QP), L.P., a Delaware limited partnership ("CCII (QP)"), (3) Columbia Cardinal Partners, LLC, a Virginia limited liability company ("Cardinal"), (4) Columbia Broadslate Partners, LLC, a Virginia limited liability company ("Broadslate"), (5) Columbia Capital Equity Partners III (AI), L.P. a Delaware limited partnership ("CCIII (AI)")(collectively, (1)-(5), the "Columbia Purchasing Entities"), (6) Columbia Capital Equity Partners, III, L.P., a Delaware limited partnership ("CCIII LP"), (7) Columbia Capital Equity Partners, L.L.C., a Delaware limited liability company ("CCEP LLC"), (8) Columbia Capital, L.L.C., a Delaware limited liability company ("Manager"), (9) Columbia Capital III, LLC, a Delaware limited liability company ("CCIII LLC",
(10) Harry F. Hopper, III, a United States citizen ("Hopper"), (11) James B. Fleming, Jr., a United States citizen ("Fleming"), (12) R. Philip Herget, III a United States citizen ("Herget")(collectively, (6)-(12), the "Columbia Managers" and collectively, (1) - (12), the "Columbia Entities"), (13) The Lafayette Investment Fund, L.P., a Delaware limited partnership, (14) Lafayette Investment Partners, L.P., a Delaware limited partnership, (15) Lafayette Private Equities, Inc., a Delaware corporation (collectively, (13)-(15), the "Lafayette Entities"), (16) Charles River Partnership X, A Limited Partnership, a Delaware limited partnership, (17) Charles River Partnership X-A, A Limited Partnership, a Delaware limited partnership, (18) Charles River X GP, LLC, a Delaware limited liability company, (19) Charles River Friends X-B, LLC, a Delaware limited liability company, (20) Charles River Friends, Inc. , a Delaware corporation,
(21) Charles River Friends X-C, LLC, a Delaware limited liability company (collectively, (16)-(21), the "Charles River Entities"), (22) N.I.G. Broadslate, Ltd., a Cayman Island's company with limited liability ("NIGB") and (23) George Nasra, a resident of Kuwait (collectively, (13)-(23), the "Additional Investors"). The Columbia Entities and the Additional Investors are hereinafter referred to as the "REPORTING PERSONS. The Columbia Purchasing Entities and the Additional Investors together are referred to herein as the "Series Y Investors").

        The Manager acts as the manager of Cardinal and as the general partner of CCII LP, which is the general partner of CCIII (QP) and CCIII (A), and conducts such other activities as may be necessary or incidental thereto. CCEP LLC was formed to act as the general partner of each of CCII (QP) and the manager of Broadslate. Messrs. Hopper, Fleming and Herget serve in various management capacities with the Manager, CCEP LLC and the Columbia Purchasing Entities. Each of Columbia Purchasing Entities was formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. The address of each of the Columbia Entities is 201 North Union Street, Suite 300, Alexandria, VA 22314.

         Lafayette Private Equities, Inc. is the general partner of Lafayette Investment Partners, L.P., which is the general partner of The Lafayette Investment Fund, L.P. The principal business of the Lafayette Entities is (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing The address of each of the Lafayette Entities is c/o Hunt Private Equity Group, Inc.,
Fountain Place, 1445 Ross at Field, Dallas, TX  75202-2785

         Charles River X GP, LLC, is the general partner of Charles River Partnership X, A Limited Partnership, and Charles River Partnership X-A, A Limited Partnership. Charles River Friends, Inc. is the manager of Charles River Friends X-B, LLC, and Charles River Friends X-C, LLC. The principal business of the Charles River Entities is (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other

                               Page 26 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. The address of each of the Charles River Entities is Bay Colony Corporate Center, 1000 Winter Street, Suite 330, Waltham, MA 02451.

         George Nasra serves as the sole manager of NIGB. The principal business of NIGB is (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments, and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. The address of NIGB is 299 Park Avenue, New York, NY 10171-0023.

         This Statement covers (i) 6,469 shares of Series Y Preferred Stock convertible into 12,938,000 shares of the Issuer's Common Stock acquired by the Series Y Investors and (ii) 8,524 shares of Series Y Preferred Stock convertible into 17,062,00 shares of the Issuer's Common Stock that the Series Y Investors may acquire within 60 days (collectively, (i) and (ii) referred to as the "Series Y Shares"), pursuant to the terms of the Series Y Preferred Stock Purchase Agreement, dated December 24, 2001 among the Issuer and the Series Y Investors (the "Purchase Agreement"). The Series Y Shares and the number of shares of Common Stock into which such shares may be converted is set forth in Table 1 in Item 5.

        The Reporting Persons may be deemed to be a part of a group (within the meaning of Section 13(d) of the Exchange Act) that is composed of each of the Reporting Persons and VantagePoint Venture Partners 1996, LP, VantagePoint Communications Partners, LP, VantagePoint Venture Partners III (Q), LP, and VantagePoint Venture Partners III, LP (the "VantagePoint Entities"). In connection with the Purchase Agreement, the VantagePoint Entities, the Issuer and the Series Y Investor entered into (1) the Stockholders Agreement dated December 24, 2001 (the "Stockholders Agreement"), (2) the VantagePoint Voting Agreement dated December 24, 2001 (the "VantagePoint Voting Agreement") and (3) the Series Y Investors Voting Agreement dated December 24, 2001 (the "Series Y Investors Voting Agreement", collectively with the VantagePoint Voting Agreement, the "Voting Agreements"), attached to this Statement as Exhibits C-E, respectively. By virtue of such agreements, each Reporting Person shares voting power (further described in Items 5 and 6) over the shares of Common Stock held by the other Reporting Persons and the VantagePoint Entities. Each Reporting Person expressly hereby disclaims beneficial ownership of the shares of Common Stock and other equity securities of the Issuer held by the VantagePoint Entities. The VantagePoint Entities have previously filed a Schedule 13D with the SEC on November 26, 2001, and the reader is referred to such filings and any amendments thereto for additional information relating to the VantagePoint Entities.

         (d) and (e):

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The purchase of the Series Y Shares by the Series Y Investors as reported in Items 4 and 5 below was funded by general financial holdings of each of the respective entities.

Item 4.  PURPOSE OF TRANSACTION.

         The purpose of the transactions by the Reporting Persons is investment in the Issuer.

         Pursuant to the Purchase Agreement (defined in Item 2 above), the Series Y Investors agreed to purchase an aggregate of 6,469 shares of Series Y Preferred Stock at an initial closing, and, subject to certain conditions, up to an aggregate of an additional 8,524 shares of Series Y Preferred Stock from the Issue at subsequent closings as described in the Purchase Agreement, for a

                               Page 27 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

purchase price of $1,000 per share. The 6,469 shares of Series Y Preferred Stock purchased at the initial closing, which occurred on December 28, 2001, are initially convertible into an aggregate of 12,938,000 shares of Common Stock, which shares pursuant to the Series Y Certificate of Incorporation and the voting rights rules of Nasdaq have the right to 6,329,916.50 votes. If all of the additional shares of Series Y Preferred Stock are purchased at subsequent closings, they will be initially convertible into an aggregate of an additional 17,062,000 shares of Common Stock, for a total number of shares issuable pursuant to the Purchase Agreement of 30,000,000. The number of shares of Common Stock beneficially owned by each of the Series Y Investors by virtue of their ownership of Series Y Shares, on an as-converted basis, is indicated in the table of beneficial ownership of Common Stock set forth in Item 5(a). The voting rights of the Series Y Shares purchased at the initial closing on December 28, 2001 and that may be purchased at subsequent closings are set forth in Item 5.

         References to and descriptions of the Purchase Agreement, the Stockholders Agreement and the Voting Agreements are qualified in their entirety by reference to Exhibits B and E to this Statement, and incorporated into this
Item 4 in their entirety where such references and descriptions appear.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of the date hereof, the Reporting Persons are deemed the beneficial owners in the aggregate of the number and percentage of the Issuers' Common Stock set forth in Table 1 below. As of the date hereof, the Reporting Persons have the voting rights set forth in Table 2 below.



                               Page 28 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

Table 1

Series Y Shares and Common Stock Equivalents (CSE's)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                       CSE's of
                                                                                         Subsequent   Subsequent
                                                Percentage   Initial   CSE's of Initial    Closing     Closing     Total CSE's of
                    Investor*                   of Series Y  Series Y   Series Y Shares   Series Y     Series Y     all Series Y
                                                  Shares      Shares                       Shares       Share         Shares**
---------------------------------------------------------------------------------------------------------------------------------
Columbia Capital Equity Partners III (QP), L.P.   25.846%    1,673.00    3,346,000.00     2,203.90   4,407,800.00    7,753,800.00
Columbia Capital Equity Partners II (QP), L.P.     3.380%      218.00      436,000.00       289.00     578,000.00    1,014,000.00
Columbia Cardinal Partners, LLC                    3.626%      234.00      468,000.00       309.90     619,800.00    1,087,800.00
Columbia Broadslate Partners, LLC                 20.720%    1,341.00    2,682,000.00     1,767.00   3,534,000.00    6,216,000.00
Columbia Capital Equity Partners III (AI), L.P.    1.428%       92.00      184,000.00       122.20     244,400.00      428,400.00
The Lafayette Investment Fund, L.P.               25.000%    1,619.00    3,238,000.00     2,131.00   4,262,000.00    7,500,000.00
Charles River Partnership X                        6.034%      390.00      780,000.00       515.10   1,030,200.00    1,810,200.00
Charles River Partnership X-A                      0.165%       10.00       20,000.00        14.75      29,500.00       49,500.00
Charles River Partnership X-B                      0.398%       25.00       50,000.00        34.70      69,400.00      119,400.00
Charles River Partnership X-C                      0.070%        4.00        8,000.00         6.50      13,000.00       21,000.00
N.I.G.-Broadslate, Ltd.                           13.333%      863.00    1,726,000.00     1,136.95   2,273,900.00    3,999,900.00
---------------------------------------------------------------------------------------------------------------------------------
Totals                                           100.000%    6,469.00   12,938,000.00     8,524.00  17,062,000.00   30,000,000.00
---------------------------------------------------------------------------------------------------------------------------------

* This table lists only the Series Y Investors, and not the Reporting Persons which manage such Series Y Investors and which are therefore indirect beneficial owners of the shares listed in this table. For an explanation of each Series Y Investors manager affiliates see the footnotes included in this Statement immediately following the cover pages.

** See footnote 1 included in this statement immediately following the cover pages.


                               Page 29 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

Table 2

Voting Rights of the Series Y Shares

------------------------------------------------------------------------------------------------------------------
                 Series Y Investor                      Votes related to     Votes related to        Total Votes
                                                        Initial Series Y    Subsequent Closing
                                                             Shares           Series Y Shares
------------------------------------------------------------------------------------------------------------------
Columbia Capital Equity Partners III (QP), L.P.            1,637,030.50        2,156,516.15          3,793,546.65
Columbia Capital Equity Partners II (QP), L.P.               213,313.00          282,786.50            496,099.50
Columbia Cardinal Partners, LLC                              228,969.00          303,237.15            532,206.15
Columbia Broadslate Partners, LLC                          1,312,168.50        1,729,009.50          3,041,178.00
Columbia Capital Equity Partners III (AI), L.P.               90,022.00          119,572.70            209,594.70
The Lafayette Investment Fund, L.P.                        1,584,191.50        2,085,183.50          3,669,375.00
Charles River Partnership X                                  381,615.00          504,025.35            885,640.35
Charles River Partnership X-A                                  9,785.00           14,432.88             24,217.88
Charles River Partnership X-B                                 24,462.50           33,953.95             58,416.45
Charles River Partnership X-C                                  3,914.00            6,360.25             10,274.25
N.I.G.-Broadslate, Ltd.                                      844,445.50        1,112,505.58          1,956,951.08
------------------------------------------------------------------------------------------------------------------
Total                                                      6,329,916.50        8,347,583.50         14,677,500.00
------------------------------------------------------------------------------------------------------------------

* This table lists only the Series Y Investors, and not the Reporting Persons which manage such Series Y Investors and which are therefore indirect beneficial owners of the shares related to the votes listed in this table. For an explanation of each Series Y Investor's manager affiliate(s) see the footnotes included in this Statement immediately following the cover pages.


                               Page 30 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

The VantagePoint Entities.

         Based upon information provided by the VantagePoint Entities in the VantagePoint Voting Agreement, the Reporting Persons believe that the members of the VantagePoint group beneficially owned the number of shares of Common Stock of the Issuer set forth in the table below. The Reporting Persons and the VantagePoint Entities control 68.3% of the voting power with respect to those matters on which they vote together under the Stockholders Agreement and the Voting Agreements (assuming full conversion of all of their respective shares and rights on an as converted to common stock basis). The VantagePoint Entities' beneficial ownership is as follows:

Table 3

-------------------------------------------------------------------------------------------------------------------
                                                        Series X Preferred *As
                Stockholder's Name                       Converted into Common           Common          Warrants
-------------------------------------------------------------------------------------------------------------------
Vantagepoint Venture Partners III (Q), L.P.                  29,705,555.55              1,361,037           0
-------------------------------------------------------------------------------------------------------------------
Vantagepoint Venture Partners III, L.P.                       3,627,777.77               168,218            0
-------------------------------------------------------------------------------------------------------------------
Vantagepoint Communications Partners, L.P.                   11,111,111.11             13,562,330         55,544
-------------------------------------------------------------------------------------------------------------------
Vantagepoint Venture Partners 1996, L.P.                     11,111,111.11              6,781,164         27,770
-------------------------------------------------------------------------------------------------------------------
Totals                                                       55,555,555.54             21,872,749         83,314
-------------------------------------------------------------------------------------------------------------------

* The VantagePoint Entities currently own Series X Preferred Stock, par value $0.001, of the Issuer (the "Series X Preferred Stock").


                               Page 31 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

         (c). None of the Reporting Persons has effected any transactions in the class of securities reported on this Statement during the past 60 days.

         (d) and (e) .

         Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Certain of the Series Y Investors' rights with respect to the Issuer are governed by the Stockholders Agreement. Except as described in this Item 6, the Reporting Persons do not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses a through j of Item 4 of Schedule 13D. Notwithstanding the foregoing, and subject to the restrictions under the Stockholders Agreement, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future. Subject to the restrictions under the Stockholders Agreement, the Reporting Persons intend to vote their shares as they deem appropriate from time to time. In determining from time to time whether to sell their shares of the Issuer's Common Stock and in what amounts or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions which may be with the Issuer or with third parties or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

         The Stockholders Agreement provides the following:

         Governance Provisions. The Issuer's Board of Directors is fixed at no greater than eight members, comprised as follows: (1) two are designated representatives of the VantagePoint Entities (the "VantagePoint Directors"), (2) one additional representative (the "Additional VP Director") of VantagePoint, who must initially be unaffiliated with VantagePoint Entities and approved by the holders of at least a majority of the outstanding shares of Series Y Preferred Stock, which Additional VP Director shall be one of the four directors elected by holders of the Series X Preferred Stock, voting as a separate series, in accordance with the Issuer's charter, (3) one designated representative of the holders of at least a majority of the outstanding shares of Series Y Preferred Stock (the "Series Y Director")(which right shall terminate after the date less than 4,000 shares of Series Y Preferred Stock are outstanding), (4) the Issuer's Chief Executive Officer (the "CEO Director"); and (5) two or more independent directors, who shall be nominated by the Issuer's nominating committee and none of whom shall be an affiliate of any Series X Investor or Series Y Investor (the "Independent Directors"). The Series X Investors and the Series Y Investors are required to vote their shares of capital stock and voting securities in favor of the foregoing board composition.

                               Page 32 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

         Creation of Senior or Pari Passu Securities. For so long as at least 3,750 shares of Series Y Preferred Stock are outstanding, without the prior written approval of at least a majority of the then outstanding shares of Series Y Preferred Stock, the Series X Investors shall not vote to their shares of capital stock of the Issuer to authorize or issue, or obligate itself to issue,
(i) any other equity security, including any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to the Series Y Preferred Stock or (ii) during the six month period beginning on December 28, 2001, any other equity security, including any other security convertible into or exercisable for any equity security, having rights, preferences or privileges pari passu with the Series Y Preferred Stock.

         Change of Control. For a period of 180 days after December 28, 2001, without the prior written approval of at least a majority of the then outstanding shares of Series Y Preferred Stock, the Series X Investors shall not vote their shares of capital stock of the Issuer to authorize the Issuer to consummate a change of control transaction, or to dissolve, liquidate or wind up the Issuer, unless in such transaction or series of transactions each share of Series Y Preferred Stock, calculated on an as-if-converted-to-common stock basis (as adjusted for stock splits, stock dividends, recapitalizations or the like affecting the Common Stock), is entitled to receive (A) no less than $1.00 in cash, (B) freely marketable securities with the fair market value equal to at least $1.00 per share (determined in accordance with Section 2(c)(ii) of the Series Y Designation), or (C) cash and such securities with a combined value equal to at least $1.00.

         The previously described provisions of the Stockholders Agreement terminate upon automatic conversion of both the Series X Preferred Stock and Series Y Preferred Stock in accordance with the Issuer's Charter.

         Registration Rights. The Stockholders Agreement sets forth certain registration rights between the Issuer, the VantagePoint Entities and the Series Y Investors. Commencing July 1, 2001, one or more holders of at least 50% of the shares held by the stockholders party to the Stockholders Agreement are entitled to demand registration with respect to their Common Stock. These rights are subject to the Issuer's right to defer the timing of a demand registration and an underwriter's right to cut back shares in an underwritten offering. In addition to these demand rights, parties to the Stockholders Agreement are entitled to "piggy back" registration rights with respect to certain proposed sales of the Issuer's securities.

         The Voting Agreements provides the following:

         The Voting Agreements obligate the VantagePoint Entities and the Series Y Investors to vote, in favor of (i) the issuances of the Series Y Shares as proposed under the Purchase Agreement and (ii) each of the amendments to the Issuer's certificate of incorporation as required under of the Purchase Agreement (see the first sentence of Section 2.4 of the Purchase Agreement, attached hereto as Exhibit B). The shares of Common Stock, the shares of Series X Preferred Stock and the shares of Series Y Preferred Stock that are subject to the Voting Agreements are sufficient, if voted in accordance with the Voting Agreements, under the Delaware General Corporation Law and the Issuer's certificate of incorporation and by-laws to obtain the Required Stockholder Approvals (as defined in Section 2.4 of the Purchase Agreement), assuming
(i) the exercise of all currently outstanding options, warrants, rights or agreements for the purchase or acquisition of any shares of the Issuer's capital stock that may be exercised on or after the date hereof and (ii) the transfer of all shares of Common Stock which are permitted to be transferred under the VantagePoint Voting Agreement without the consent of approval of the Series Y Investors and the Issuer.

         Under the VantagePoint Voting Agreement, the VantagePoint Entities may not, (i) without the prior written consent of the Issuer and the Series Y Investors holding a majority of the shares of Series Y Preferred Stock issued under the Purchase Agreement transfer any or all of their respective shares,
(ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such shares; (iii) grant any proxy, power of attorney or other authorization in or with respect to such shares; or
(iv) deposit such shares into a voting trust or enter into a voting agreement or arrangement with respect to such shares; provided that the VantagePoint Entities may transfer up to an aggregate of 12,000,000 shares of Common Stock (plus an additional amount of shares of Common Stock equal to the number of shares of Common Stock that are beneficially owned by persons other than the VantagePoint Entities that become subject to this Agreement as Stockholders after the date hereof) without the consent of the Issuer and the Series Y Investors.

         Under the Series Y Investors Voting Agreement, the Series Y Investors may not (i) transfer any or all of their respective shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such shares; (iii) grant any proxy, power of attorney or other authorization in or with respect to such shares; or (iv) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares unless prior to such transfer such transferee executes the Series Y Investors Voting Agreement.

         Irrevocable Proxy. Each of the VantagePoint Entities appointed a member of the Columbia Entities and each of the Series Y Investors appointed certain officers of the Issuer as proxy and attorney-in-fact (with full power of substitution), to vote each respective stockholder's shares at any meeting of stockholders of the Issuer on the matters described above;

                               Page 33 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

provided, however, that such vote is restricted to such matters and the vote shall be an affirmative vote in favor of the transactions contemplated by the Purchase Agreement.

                               ------------------

         Other than as described herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons, or to the best of their knowledge, any executive officer or director of the Reporting Persons, and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies.

         The descriptions of the Purchase Agreement, Stockholders Agreement and Voting Agreements in this Statement are qualified in their entirety by the full text of the Purchase Agreement, Stockholders Agreement and Voting Agreements which is attached as Exhibits B through E, respectively, to this Statement.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         A.       Agreement of Joint Filing, dated as of January 7, 2002.

         B. Series Y Preferred Stock Purchase Agreement, dated December 24, 2001, by and among DSL.net, Inc. and the Series Y Investors.

         C. Stockholders Agreement, dated December 24, 2001, by and among DSL.net, Inc., the Series Y Investors and the VantagePoint Entities.

         D. VantagePoint Voting Agreement, dated December 24, 2001, by and among DSL.net, Inc., the Series Y Investors and the VantagePoint Entities.

         E. Series Y Investors Voting Agreement, dated December 24, 2001, by and among DSL.net, Inc., the Series Y Investors and the VantagePoint Entities.


                               Page 34 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2002

                                 COLUMBIA CAPITAL EQUITY PARTNERS III (QP), L.P.

                                 By: Columbia Capital Equity Partners III, L.P.
                                       its general partner

                                 By: Columbia Capital III, LLC
                                       its general partner

                                 By: /s/ Donald A. Doering
                                     -------------------------------------------
                                 Name: Donald A. Doering
                                 Chief Financial Officer

                                 COLUMBIA CAPITAL EQUITY PARTNERS II (QP), L.P.

                                 By: Columbia Capital Equity Partners, LLC
                                       its general partner
                                 By: /s/ Donald A. Doering
                                     -------------------------------------------
                                 Name: Donald A. Doering
                                 Chief Financial Officer

                                 COLUMBIA CARDINAL PARTNERS, LLC

                                 By: Columbia Capital, L.L.C.
                                 Managing Member

                                 By: /s/ Donald A. Doering
                                     -------------------------------------------
                                 Name: Donald A. Doering
                                 Chief Financial Officer

                                 COLUMBIA BROADSLATE PARTNERS, LLC

                                 By: Columbia Capital III, L.L.C.
                                 Managing Member

                                 By: /s/ Donald A. Doering
                                     -------------------------------------------
                                 Name: Donald A. Doering
                                 Chief Financial Officer


                                 COLUMBIA CAPITAL EQUITY PARTNERS III (AI), L.P.

                                 By: Columbia Capital Equity Partners III, L.P.
                                       its general partner

                                 By: Columbia Capital III, LLC
                                       its general partner

                                       By: /s/ Donald A. Doering
                                           -------------------------------------
                                       Name: Donald A. Doering
                                       Chief Financial Officer


                               Page 35 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

                                 COLUMBIA CAPITAL EQUITY PARTNERS III, L.P.

                                 By: Columbia Capital III, LLC
                                       its general partner

                                 By: /s/ Donald A. Doering
                                     -------------------------------------------
                                 Name: Donald A. Doering
                                 Chief Financial Officer

                                 COLUMBIA CAPITAL III, LLC

                                 By: /s/ Donald A. Doering
                                     -------------------------------------------
                                 Name: Donald A. Doering
                                 Chief Financial Officer

                                 COLUMBIA CAPITAL EQUITY PARTNERS, LLC

                                 By: /s/ Donald A. Doering
                                     -------------------------------------------
                                 Name: Donald A. Doering
                                 Chief Financial Officer

                                 COLUMBIA CAPITAL, L.L.C.

                                 By: /s/ Donald A. Doering
                                     -------------------------------------------
                                 Name: Donald A. Doering
                                 Chief Financial Officer


                                 /s/ Harry F. Hopper, III
                                 -----------------------------------------------
                                 Harry F. Hopper, III

                                 /s/ R. Philip Herget, III
                                 -----------------------------------------------
                                 R. Philip Herget, III


                                 /s/ James B. Fleming
                                 -----------------------------------------------
                                 James B. Fleming

                                 THE LAFAYETTE INVESTMENT FUND, L.P.

                                 By: Lafayette Investment Partners, L.P.,
                                       its sole general partner

                                 By: Lafayette Private Equities, Inc.,
                                       its sole general partner


                                     By: /s/ Robert Sussman
                                         ---------------------------------------
                                             Robert Sussman
                                             Vice President


                               Page 36 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

                                 LAFAYETTE INVESTMENT PARTNERS, L.P.

                                 By: Lafayette Private Equities, Inc.,
                                       its sole general partner


                                     By: /s/ Robert Sussman
                                         ---------------------------------------
                                             Robert Sussman
                                             Vice President

                                 LAFAYETTE PRIVATE EQUITIES, INC.


                                     By: /s/ Robert Sussman
                                         ---------------------------------------
                                             Robert Sussman
                                             Vice President

                                 CHARLES RIVER PARTNERSHIP X,
                                 A LIMITED PARTNERSHIP

                                 By: Charles River X GP, LLC
                                     General Partner


                                 By: /s/ Rick Burnes, Jr.
                                     -------------------------------------------
                                 Name: Rick Burnes, Jr.
                                 Title: General Partner





                               Page 37 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------

                                 CHARLES RIVER PARTNERSHIP X-A,
                                 A LIMITED PARTNERSHIP

                                 By: Charles River X GP, LLC,
                                     General Partner


                                 By: /s/ Rick Burnes, Jr.
                                     -------------------------------------------
                                 Name: Rick Burnes, Jr.
                                 Title: General Partner


                                 CHARLES RIVER FRIENDS X-B, LLC

                                 By: Charles River Friends, Inc.
                                     Manager

                                 By: /s/ Rick Burnes, Jr.
                                     -------------------------------------------
                                 Name: Rick Burnes, Jr.
                                 Title: General Partner


                                 CHARLES RIVER FRIENDS X-C, LLC

                                 By: Charles River Friends, Inc.
                                     Manager

                                 By: /s/ Rick Burnes, Jr.
                                     -------------------------------------------
                                 Name: Rick Burnes, Jr.
                                 Title: General Partner


                                 CHARLES RIVER X GP, LLC

                                 By: /s/ Rick Burnes, Jr.
                                     -------------------------------------------
                                 Name: Rick Burnes, Jr.
                                 Title: General Partner


                                 CHARLES RIVER FRIENDS, INC.

                                 By: /s/ Rick Burnes, Jr.
                                     -------------------------------------------
                                 Name: Rick Burnes, Jr.
                                 Title: General Partner


                                 N.I.G. - BROADSLATE, LTD.


                                 By: /s/ George Nasra
                                     -------------------------------------------
                                 Name: George Nasra
                                 Title :Managing Director


                               Page 38 of 43 Pages

--------------------------------------------------------------------------------
CUSIP NO. 262506 10 8                                               SCHEDULE 13D
--------------------------------------------------------------------------------


                                 George Nasra
                                 -----------------------------------------------
                                 George Nasra


                               Page 39 of 43 Pages